United States Securities and Exchange Commission

SUNNOVA ENERGY INTERNATIONAL INC.

20 East Greenway Plaza, Suite 475

Houston, Texas 77046

May 28, 2019

BY EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance

Attention: Edward M. Kelly

 Senior Counsel

RE:	Sunnova Energy International Inc.

Registration Statement on Form S-1

Confidentially Submitted April 11, 2019

CIK No. 0001772695

Ladies and Gentlemen:

On behalf of Sunnova Energy International Inc. (the “Company”), enclosed is a copy of Confidential Draft Submission No. 2 (“Submission No. 2”) of the Company’s Registration Statement on Form S-1 (the “Registration Statement”) that was confidentially submitted today via EDGAR, marked to show changes made to the original confidential draft of the Registration Statement submitted to the Securities and Exchange Commission (the “Commission”) on April 11, 2019. The changes reflected in Submission No. 2 include those made in response to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) set forth in the Staff’s letter of May 9, 2019.

Additionally, effective January 1, 2019, the Company adopted ASU 2016-02, Accounting for Leases (“ASU 2016-02”). Accordingly, the Company’s consolidated financial statements as of December 31, 2018 and 2017, and for the two years ended December 31, 2018, have been retrospectively restated to reflect the Company’s adoption of ASU 2016-02.

Set forth below are the Company’s responses to the Staff’s comments. The Company’s responses below are preceded by the Staff’s comments for ease of reference. Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement.

Draft Registration Statement on Form S-1 submitted April 12, 2019

Prospectus Summary, page 1

1.

Please ensure that the information you include in your summary is balanced. To the extent that you cite competitive strengths in your summary, please review each one and revise as necessary to provide balancing information. In this regard, we note that you have only included a cross-reference to risk factors.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure in “Prospectus Summary” so that the information therein is more balanced, including in the competitive strengths on pages 3-5 and 121-122 of Submission No. 2.

2.	Please revise to include a chart that summarizes your organizational structure and equity ownership prior to the consummation of the offering.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure to include a chart that summarizes its organizational structure and equity ownership immediately prior to the consummation of the offering as well as after the offering on pages 8-9 of Submission No. 2.

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Summary Consolidated Financial Data, page 12

3.	In regard to your disclosure related to the non-GAAP measure Adjusted EBITDA, please address the following:

•

We note you use Adjusted EBITDA as a performance measure; however, in your discussion of the uses and limitations of this measure, you appear to highlight and refer to cash, cash requirements, ability to service debt, and ability to generate cash flows to make distributions. Please revise your disclosure to address the uses and limitations of this measure as a performance measure. If you believe Adjusted EBITDA may also be a liquidity measure, please revise your disclosure to also reconcile it to the most directly comparable GAAP liquidity measure - Cash used in operating activities, and ensure it complies with the requirements of a liquidity measure.

RESPONSE: In response to the Staff’s comment, the Company notes that it views Adjusted EBITDA only as a performance measure and accordingly has revised its disclosure regarding the uses and limitations of Adjusted EBITDA on pages 15, 75 and 86-87 of Submission No. 2.

•

We note that you include cash received under loan agreements (principal and interest) in Adjusted EBITDA due to differences in revenue recognition among your types of solar service agreements. It appears that the only portion of payments received under loan agreements recognized as revenue relate to the operations and maintenance services provided by you to the customer. In that regard, it is not clear why it is appropriate to include payments received for principal and interest in your determination of Adjusted EBITDA. Please tell us in more detail about the underlying economics of your solar service agreements that take the form of a loan; clarify how Adjusted EBITDA, with this adjustment, is useful in evaluate your operating performance; and how you considered Question 100.04 of the SEC’s Non-GAAP Compliance and Disclosure Interpretations.

RESPONSE: In response to the Staff’s comment, the Company notes that it provides solar energy services to residential customers under three different types of contracts, which are selected by the customer based on various factors. The Company views these three types of contracts similarly when evaluating operating performance and so proposes to make adjustments in Adjusted EBITDA, which the Company uses as a performance measure, to make the contributions to Adjusted EBITDA by each of these contracts comparable to one another. The three types of contracts that the Company uses, which are common in the residential solar energy industry, are solar leases, power purchase agreements or PPAs, and loan agreements. Under solar leases and PPAs, the Company owns the underlying solar energy systems and may receive the related federal investment tax credit (“ITC”), whereas under loan agreements the customer owns the related solar energy system and may receive the related ITC. Under each contract type, the Company provides its customer the means to receive solar power coupled with ongoing monitoring, maintenance, repair and warranty service, and in certain circumstances (including under certain loan agreements) power production guarantees, under a long-term contract. However, whereas the full amounts of customer payments under solar leases and PPAs are included in EBITDA over time, only a portion of such payments under loan agreements is included in EBITDA. The Company believes that including the full amount of the customer payment under each type of solar service agreement is necessary in order to best understand the Company’s overall performance, resulting in the Company making additional adjustments for comparability.

Specifically, under loan agreements, cash payments received from customers by the Company are recognized as follows:

•	as interest income, to the extent attributable to earned interest on the contract that financed the customer’s purchase of the solar energy system;

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•

as a reduction of a note receivable, to the extent attributable to a return of principal (whether scheduled or prepaid) on the contract that financed the customer’s purchase of the solar energy system; and

•	as revenue, to the extent attributable to payments for operations and maintenance services provided by the Company.

Since principal payments on loans by customers to buy solar energy systems are not reflected on the income statement but instead are reflected as reductions in notes receivable on the balance sheet, they are not reflected in EBITDA. Although interest income is included in the Company’s net income (loss), it is excluded as part of interest expense, net in arriving at EBITDA. As a result, the Company makes an additional adjustment to EBITDA to include the portion of the customer payment that is not already reflected on the income statement.

For the year ended December 31, 2018, the Company recognized revenue under the loan agreements of $933,000, interest income under the loan agreements of $6.1 million and principal payments under the loan agreements of $7.7 million. Of the $7.7 million in principal payments, $1.3 million was attributable to scheduled principal payments and $6.4 million was attributable to unscheduled principal payments. The principal payments included in the Company’s calculation of Adjusted EBITDA consist of scheduled principal payments and the portion of the unscheduled payments amortized in the applicable period (equal to $1.3 million and $0.3 million, respectively, for the year ended December 31, 2018).

The Company respectfully advises the Staff that it has considered Question 100.04 of the SEC’s Non-GAAP Compliance and Disclosure Interpretations and believes that the disclosure fully complies with Regulation G. The Company believes the inclusion of the adjustment is not a substitution of an individually tailored recognition and measurement method for that of GAAP, as described in C&DI Question 100.04, because the inclusion of the adjustments reflects the financial impact of transactions included in the Company’s GAAP results and did not shift the timing of revenue recognition among reporting periods. Each of the adjustments to reflect the customer payments received under the loan agreements (interest income and principal payments) is calculated in accordance with GAAP and the Company fully reconciles Adjusted EBITDA to the most directly comparable GAAP financial measure. Without making these adjustments, the Company’s operating performance with respect to its business across its three principal solar service agreements is not fully presented to investors. The Company therefore believes that its definition of Adjusted EBITDA provides a more meaningful and more uniform method of analyzing its performance across its three primary types of solar service agreements than is otherwise presented by net income (loss) under GAAP accounting or by EBITDA.

Our growth is dependent on our dealer network . . ., page 19

4.

Disclosure indicates that Trinity Solar, Inc. accounted for 50% and 22% of your originations for the years ended December 31, 2018 and December 31, 2017. Please file your exclusivity agreement with Trinity Solar, Inc. as an exhibit to the registration statement. See Item 601(b)(10) of Regulation S-K.

RESPONSE: The Company respectfully advises the Staff that it does not believe that the agreement with Trinity Solar, Inc. (“Trinity”) is a “material contract” required to be filed under Item 601(b)(10) of Regulation S-K. Additionally, if the staff were to determine that the contract is a “material contract” required to be filed under Item 601(b)(10) of Regulation S-K, the Company believes that the agreement contains substantial confidential and proprietary information which is not public that would do great competitive harm to the Company if the agreement were to be filed. In response to the Staff’s comment, however, the Company has revised its disclosure on page 125 of Submission No. 2 to provide all additional details regarding the Trinity agreement that it believes may be important to investors.

The exclusivity agreement is not a stand-alone agreement, but is instead an agreement between the Company and Trinity that was documented as the third amendment to the dealer arrangement between the Company and Trinity (collectively, the “Trinity agreement”) and therefore incorporates all the provisions of the Company’s standard dealer agreement, which the Company considers to be important confidential and proprietary information.

United States Securities and Exchange Commission

Item 601(b)(10)(i) of Regulation S-K defines a material contract, in relevant part, as a “contract not made in the ordinary course of business which is material to the registrant.” According to Item 601(b)(10)(ii) of Regulation S-K, if a contract is of the type that ordinarily accompanies the kind of business conducted by a registrant, the contract will be deemed to have been made in the ordinary course of business and need not be filed unless it falls within one or more of the categories set forth in subsections (A) through (D) thereof. Subsections (A), (C) and (D) are inapplicable to the Trinity agreement. Subsection (B) requires the filing of any contract upon which the registrant’s business is “substantially dependent”.

The Company does not believe that its business is substantially dependent on any one of its dealer agreements, including the Trinity agreement. For the three months ended March 31, 2019 and the years ended December 31, 2018 and December 31, 2017, Trinity Solar, Inc. accounted for approximately 40%, 52% and 29% of our new originations for such periods, respectively. We expect that, as the Company grows, Trinity’s percentage of our new originations will decrease.

Importantly, if Trinity were no longer originating customers for the Company, the Company’s existing revenue and cash flow sources would not be affected as the Company’s revenue and cash flow are generated under its long-term contracts with customers, not its relationships with its dealers. The Company’s future originations (and therefore future incremental revenue growth) would be reduced upon a loss of Trinity. However, the Company believes it could transition a significant portion of such new originations to its other existing dealers (of which there are approximately 75) in the near term and could further transition origination to its existing dealers and onboard new dealers to fully replace Trinity originations over the course of up to a year. This is because, as described below, (a) the Company does not currently accept 100% of all potential qualifying originations from all of our existing dealers and (b) we believe our other dealers have the capacity, capability and desire to generate additional originations from us. We also note that Trinity does not have the right to terminate the contract for convenience and would be required to return any bonus for the applicable year and pay a termination fee of $10 million were it to terminate the arrangement other than in limited circumstances (i.e., mutual agreement, prolonged force majeure or material breach by, change of control of or certain insolvency events with respect to the Company).

The Company believes its other dealers and new dealers will want to increase originations with the Company because it offers a mutually beneficial and compelling value proposition, under which dealers benefit from a suite of branding, marketing and technology tools in their origination efforts, best-practices training and a reliable partner in origination. Dealers are further incentivized to sell the Company’s products by the Company’s customer service, maintenance and warranty coverage following origination, and flexible financing solutions for customers with little to no up-front expenses to the customer. This mutually beneficial partnership is so attractive to dealers that several key dealers have signed multi-year exclusivity arrangements to only sell Sunnova services, and certain other dealers sell substantially all Sunnova services despite no contractual obligation to do so.

For the reasons set forth above, the Company does not believe that its business is substantially dependent on the Trinity agreement. Further, the dealer agreements contain mainly general, ordinary course provisions governing the business arrangement between the dealer and the Company. Since these agreements were entered into in the ordinary course of business, the Company does not believe that the dealer agreements are material contracts and required to filed pursuant to Item 601(b)(10) of Regulation S-K.

Furthermore, the Company believes that publicly filing the Trinity agreement would cause great harm to the Company because it contains substantial confidential and proprietary information which is not public. The Trinity agreement is the Company’s standard form of dealer agreement that has been subsequently amended to reflect the terms of the exclusivity arrangements and other arrangements between the Company and Trinity. The Company believes the details of its relationship with its dealers reflected in its standard form of dealer agreement and in amendments to that form are competitively sensitive, including the division of duties, milestone framework, performance standards, installation and system testing processes, warranty information, insurance requirements, cobranding agreements, training offerings and other arrangements that are core features of its operations and strategy. Although the Company could redact the language it reasonably believes to be competitively sensitive, such redactions would affect such substantial portions of the agreement that filing it would not provide any meaningful additional information or benefit to investors beyond what is reflected in the revised language in Submission No. 2.

United States Securities and Exchange Commission

The Company believes that its updated disclosure regarding the Trinity agreement provides investors with all the material terms of the contract (including the percentage of the Company’s originations, exclusivity period, the existence and amount of certain annual incentive payments and minimum sale clawbacks, the existence and per watt basis for additional incentive payments, approximate annual origination threshold escalation rates, termination rights and the existence and amount of liquidation payments) and exceeds disclosure regarding dealer arrangements by others in the industry. The Company will continue to periodically review how it discloses the material terms of the Trinity agreement and its other dealer contracts to ensure material information is being provided to investors.

Certain of our solar energy systems are located in, and we conduct business in . . ., page 33

5.	Please revise this risk factor to disclose specifics regarding the significance of Puerto Rico to your business.

RESPONSE: In response to the Staff’s comment, the Company has revised this risk factor to disclose specifics regarding the significance of Puerto Rico to its business on pages 37-38 of Submission No. 2.

Disruption to our solar monitoring systems could negatively impact . . ., page 38

6.

We note your disclosure that your ability to accurately charge your customers for the energy produced depends on customers maintaining a cellular connection. Please revise this risk factor to explain in greater detail the cellular connection that is necessary. Please consider including corresponding disclosure in the business section.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure regarding cellular connections to clarify that such connection is generated by the solar energy system and related monitoring equipment and is not related to any personal cellular service or connection of the customer. Please see pages 42 and 124 of Submission No. 2.

Risk Factors

Our amended and restated bylaws and our amended and restated certificate of . . ., page 54

7.

We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” We also note your disclosure that your new amended and restated certificate of incorporation will also provide that the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. We note that you have conflicting disclosure about the applicability of your exclusive forum provision to the Securities Act. Please revise to clearly disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly.

RESPONSE: The Company acknowledges the Staff’s comment and has included revised disclosure with respect to its exclusive forum provisions on pages 59 and 165-166 of Submission No. 2.

United States Securities and Exchange Commission

Use of Proceeds, page 63

8.

You disclose that you intend to use a portion of the net proceeds for repayment of indebtedness. Please tell us what consideration you gave as to whether pro forma information, including pro forma earnings per share, should be provided related to the repayment of these loans. Please also address the need to provide pro forma information related to the entrance of a new working capital credit facility concurrent with the completion of this offering as disclosed on page 86. Refer to Rule 11-01(a)(8) of Regulation S-X.

RESPONSE: The Company acknowledges the Staff’s comment and submits that it has not finalized its exact intended use of proceeds. The Company’s current plan is to retain the substantial majority of the proceeds as cash on the balance sheet and therefore believes that the pro forma effect of any debt repayment would not be material. The Company undertakes to reconsider whether a pro forma income statement is advisable if its current plan for use of proceeds changes prior to launch. The Company is also no longer pursuing a new working capital credit facility concurrent with the completion of the offering. The Company has removed its disclosure regarding such working capital facility on pages 11 and 67 of Submission No. 2.

9.

If any material part of the proceeds is to be used to discharge indebtedness, please state the interest rate and maturity of the indebtedness. If the indebtedness to be discharged was incurred within one year, describe the use of the proceeds of the indebtedness other than short term borrowings used for working capital. See Instruction 4 to Item 504 of Regulation S-K.

RESPONSE: The Company acknowledges the Staff’s comment and undertakes to provide in future amendments all information required under Item 504 of Regulation S-K at such time that a final decision has been made with respect to which indebtedness, if any, will be repaid upon completion of the offering.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 73

Securitizations, page 74

10.

We note you engage in securitizations of your solar energy systems. Please clarify for us and in your disclosures whether you include the associated ITC incentives as part of your securitizations. If so, please tell us and disclose your accounting policy for the sale of the ITCs.

RESPONSE: The Company acknowledges the Staff’s comment and submits that it does not include ITC incentives as part of its securitizations. The Company has revised its disclosure regarding its securitizations to clarify that such securitizations do not include ITC incentives on page 80 of Submission No. 2.

11.	We note your reference to “cash traps.” Please revise your disclosure to explain the function of cash traps, including how cash traps are used for the benefit of lenders.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure regarding “cash traps” on page 26 of Submission No. 2.

Financing Arrangements, page 86

12.	Please file as exhibits to your registration statement the agreements associated with your various financing arrangements. See Item 601(b)(10) of Regulation S-K.

RESPONSE: In response to the Staff’s comment, the Company has included certain of its financing arrangements as exhibits to the registration statement. The Company undertakes to include in future amendments the remainder of the agreements associated with its various financing arrangements as exhibits to the registration statement.

Contractual Obligations, page 90

13.

Please revise your table of contractual obligations to include the payments you are obligated to make under your interest rate swap agreements. As the table is aimed at increasing transparency of cash flow, we believe these types of payments should be included in the table. If you have already included these amounts, please revise your disclosure to clarify that fact. Please also disclose any assumptions used to derive estimated interest payments and estimated payments under interest rate swaps.

RESPONSE: In response to the Staff’s comment, the Company has revised footnote (2) to its table of contractual obligations on page 106 of Submission No. 2.

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Developments in Energy Storage Solutions, page 99

14.	Please revise your disclosure to discuss how and why the recent developments in energy storage technology may reduce the variability of solar energy availability to your customers.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure to clarify how and why the recent developments in energy storage technology may reduce the variability of solar energy availability to its customers on page 116 of Submission No. 2.

Industry Overview

Federal Tax Credits, page 100

15.	Please provide support for your statement, “Decreasing system costs and rising retail residential rates are expected to mitigate the impact of the reduced investment tax credit.”

RESPONSE: The Company acknowledges the Staff’s comment and submits that the trends of decreasing system costs and rising electricity rates provided by utilities to residential homes, both of which are discussed earlier in “Industry – Market Opportunity,” are beneficial to the Company’s results of operations and therefore mitigate the impact of a reduced investment tax credit. Lower solar energy system costs and higher utility rates both improve the competitive position of residential solar energy vis-à-vis electricity provided by utilities.

Demonstrated access to diversified funding sources, page 105

16.	Please revise to include a discussion of various funding sources.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure to expand the discussion of its funding sources on pages 4 and 122 of Submission No. 2.

Stable and diversified business model, page 105

17.	Please revise to include disclosure regarding the percentage of your solar systems that are located in New Jersey, California, and Puerto Rico.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure to include the percentage of its solar energy systems that are located in New Jersey, California and Puerto Rico on pages 4, 38 and 122 of Submission No. 2.

Customer Agreements, page 109

18.	Please disclose your customer default rates.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure to include its customer default rates on pages 27 and 127 of Submission No. 2.

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19.

We note your disclosure on page 111 regarding the situation where a customer elects to sell his or her home and the new homeowner rejects the reassignment of the customer contract. Please revise your disclosure to discuss the obligations of the customer under the agreements. Please also discuss the obligations of the customer under the agreements where the prospective purchaser does not meet the requisite credit criteria.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure to expand the discussion of the obligations of the customer where a customer elects to sell his or her home and the new homeowner rejects the reassignment of the customer contract and where the prospective purchaser does not meet the requisite credit criteria on page 129 of Submission No. 2.

Competition, page 116

20.	Please revise to include the approximate number of companies that have a business model similar to your own.

RESPONSE: The Company acknowledges the Staff’s comment and submits that, upon further consideration, it is not aware of any other companies that have a business model similar to its own given the Company’s reliance on its dealers. In response to the Staff’s comment, the Company has revised its disclosure to note that it may in the future compete with companies that have a business model similar to its own on page 134 of Submission No. 2.

Facilities, page 118

21.	Please file the lease agreement for your corporate headquarters as an exhibit to the registration statement. See Item 601(b)(10) of Regulation S-K.

RESPONSE: In response to the Staff’s comment, the Company has included the lease agreement and the amendments thereto for its corporate headquarters as exhibits to the registration statement.

Employment Agreements, page 125

22.	Please file the employment agreements of your named executive officers as exhibits to the registration statement. See Item 601(b)(10) of Regulation S-K.

RESPONSE: In response to the Staff’s comment, the Company has included the form of employment agreement of its named executive officers as an exhibit to the registration statement.

Certain Relationships and Related Party Transactions, page 134

23.	Please file as exhibits to your registration statement the agreements associated with the related party transactions that you discuss in your registration statement.

RESPONSE: The Company acknowledges the Staff’s comment and submits that there are no material written agreements evidencing any of the related party transactions that the Company discusses in its registration statement. Each of the transactions described under “Certain Relationships and Related Party Transactions” either has been or will be fully performed prior to the closing of the offering, or the related agreement will be superseded prior to the closing of the offering. To the extent an agreement will be superseded prior to the closing of the offering, such as compensation arrangements of William J. Berger, the Company’s chief executive officer, or will be amended and restated prior to the closing of the offering, such as the Company’s registration rights agreement and piggy-back registration rights agreement, the Company undertakes to file such new agreements as exhibits to the registration statement prior to requesting effectiveness.

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Description of Capital Stock

Registration Rights, page 141

24.

Please disclose whether there are any maximum cash penalties under the registration rights agreements, if applicable. Please also disclose any additional penalties resulting from delays in registering your common stock. Refer to ASC 825-20-50-1.

RESPONSE: The Company acknowledges the Staff’s comment and submits that neither the Company’s registration rights agreement nor the Company’s piggyback registration rights agreement provide for maximum cash penalties or other penalties resulting from delays in registering the Company’s common stock. As both agreements are expected to be amended and restated prior to the closing of the offering, to the extent either is amended to provide for maximum cash penalties or other penalties resulting from delays in registering the Company’s common stock, the Company undertakes to disclose such penalties.

General, page F-1

25.	Please include interim financial statements for the period ended March 31, 2019. Please similarly update your financial information throughout the filing. See Rule 8-08 of Regulation S-X.

RESPONSE: The Company acknowledges the Staff’s comment and has included updated unaudited financial statements and related disclosures in Submission No. 2 in accordance with Rule 3-12 of Regulation S-X.

Financial Statements

Consolidated Statements of Operations, page F-7

26.

We note your presentation of Gross Profit in your Consolidated Statements of Operations. Please explain to us why your Operations and maintenance expense is not included in the determination of Gross Profit.

RESPONSE: The Company acknowledges the Staff’s comment and has revised its presentation of the Consolidated Statements of Operations on pages 13, 73, 93, 97, F-6 and F-30 of Submission No. 2.

(2) Significant Accounting Policies

Fair Value of Financial Instruments, page F-13

27.

You disclose on page F-14 that you estimate the fair values of your Easy Own notes receivable and fixed-rate long-term debt using significant unobservable inputs (Level 3). ASC 820-10-50-2(c) requires a reconciliation of the beginning and ending balances for recurring fair value measurements categorized within Level 3 of the fair value hierarchy. Please tell us where in the filing you have complied with this requirement or otherwise expand your disclosure accordingly.

RESPONSE: The Company acknowledges the Staff’s comment and respectfully submits that ASC 820-10-50-2(c) is not applicable to the Company’s fair value measurements. ASC 820 applies to assets and liabilities that are recorded at fair value in an issuer’s statement of financial position. Neither the Company’s receivables connected with its loan agreements nor its fixed-rate long-term debt are recorded at fair value. Therefore, the Company is required to include the fair value disclosures required under ASC 825, which applies to financial instruments whether recognized or not recognized in the statement of financial position. The Company’s current disclosure is consistent with the requirements set forth in ASC 825-10-50-8 through 50-19.

Revenue, page F-14

28.

Please tell us how you considered the disclosure requirements set forth in ASC 606-10-50-13(b), which requires disclosure of the aggregate amount of the transaction price allocated to the performance obligations that are unsatisfied as of the end of the reporting period as well as an explanation of when you expect to recognize such revenue.

RESPONSE: The Company acknowledges the Staff’s comment and has revised its discussion of revenue recognition related to performance obligations on pages F-12-F-13 and F-39 of Submission No. 2.

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29.

We note solar renewable energy certificate (SREC) revenue represents a significant percentage of your total revenues. We further note you account for your SRECs as inventory and that you enter into forward derivative contracts related to expected production of SRECs. Please explain why you believe there are no direct or indirect costs associated with your production of SRECs that should be reflected in cost of revenues. It appears your business exists in part by virtue of government incentives and you contemplate and monitor the production of SRECs as a major component of your business.

RESPONSE: The Company acknowledges the Staff’s comment and submits that it includes direct costs associated with SREC revenues in cost of sales – other. For the years ended December 31, 2018 and 2017, the Company incurred $20,000 and $106,000, respectively, in costs relating to sales of SRECs. These costs are generally related to broker fees charged in connection with such sales. The Company considered these amounts insignificant because they represented approximately 0.065% and 0.427% of revenue of SRECs for the years ended December 31, 2018 and 2017, respectively. Because such costs are insignificant, the Company does not believe disclosure of the amounts relating to the direct costs associated with the production or sales of SRECs would be meaningful.

* * * * *

If you have any questions with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Joshua Davidson of Baker Botts L.L.P. at (713) 229-1527 or David P. Oelman of Vinson & Elkins L.L.P. at (713) 835- 3786.

Very truly yours,

SUNNOVA ENERGY INTERNATIONAL INC.

By:	/s/ Walter A. Baker
Walter A. Baker
Executive Vice President, General Counsel and Secretary

cc:	Frank Pigott, Securities and Exchange Commission

Jeffery R. Gordon, Securities and Exchange Commission

Kevin W. Stertzel, Securities and Exchange Commission

Joshua Davidson, Baker Botts L.L.P.

Travis J. Wofford, Baker Botts L.L.P.

David P. Oelman, Vinson & Elkins L.L.P.

E. Ramey Layne, Vinson & Elkins L.L.P.